Exhibit 21

Subsidiaries of Greenhouse Solutions Inc.

The subsidiaries of Greenhouse Solutions Inc. are as follows:

Name	Jurisdiction of Organization

Greenhouse Solutions Inc. (Canada)*	Ontario, Canada

*- The subsidiary is wholly owned by Greenhouse Solutions Inc.